R. Randall Wang Partner Direct: 314-259-2149 rrwang@bryancave.com

May 3, 2010

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Jim B. Rosenberg

Re:         Express Scripts, Inc.

              Form 10-K for the fiscal year

              ended December 31, 2009

              Form 8-K filed February 24, 2010

                        File No. 0-20199

Dear Mr. Rosenberg:

On behalf of Express Scripts, Inc. (the “Company”), and as discussed with

Ms. Sasha Parikh, I am writing to confirm that the Company intends to respond to the comments contained in the letter from the SEC staff to the Company dated

April 21, 2010 by Monday, May 10, 2010.

Please do not hesitate to contact me at (314) 259-2149 should you have any questions regarding this matter.

Very truly yours,

/s/ R. Randall Wang

R. Randall Wang

cc:        Sasha Parikh, Staff Accountant

            Mark Brunhofer, Review Accountant

            Express Scripts, Inc.

                 Keith J. Ebling

                 Martin P. Akins